SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                February 1, 2006

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date:  Febryary 1, 2006        By       Theresa Robinson
    ---------------------               ----------------

                                        Name: Mrs T Robinson
                                        Group Secretariat Co-ordinator

1 February 2006


NOT FOR DISTRIBUTION IN THE USA OR ITALY

Corus Finance plc
(pound)150,000,000 11.5 per cent. debenture stock due 2016

Corus Finance plc announces an invitation to sell and consent solicitation in respect of its (pound)150,000,000 11.5 per cent. guaranteed debenture stock due 2016, all subject to the terms and conditions set out in an Invitation Memorandum dated today. This transaction is designed to improve the efficiency of Corus' balance sheet and the Group will use existing cash balances to repay the debenture stock.

In summary:

(1) INVITATION TO SELL: the company is inviting holders to offer their stock to it for purchase and cancellation. Before 11 am on 10 February 2006 it will accept offers at a price that gives a yield spread of 0.90% over the yield on 4.75% Treasury Stock 2015 on the price determination date, and after that time will do so at a yield spread of 1.10%. All acceptances will be conditional on the resolution referred to below being passed.

(2) CONSENT SOLICITATION: the company has today given notice of a meeting of stockholders on 24 February 2006 to consider a resolution to give it the right to repay the stock at a price that gives a yield spread of 1.10% over the yield on 4.75% Treasury Stock 2015 on the price determination date.

The price determination date is expected to be 28 February 2006, for settlement expected to be on 3 March 2006.

Copies of the Invitation Memorandum may be obtained by stockholders from any of those listed below.

Corus Group plc: Paul Strickland, Director Corporate Finance (020 7717 4595); and Emma Tovey, Director Investor Relations (020 7717 4505)

JPMorgan Cazenove (Dealer Manager): Francis Burkitt (020 7155 4924); John Cavanagh (020 7742 7506); and Tim Waters (020 7155 8101)

Lloyds TSB Registrars: Tender and Tabulation Agent: Steve Bennett (01903 702604)